AUDIT COMMITTEE INFORMATION

Mandate and Terms of Reference of the Audit Committee of the Board of Directors

1.	Role and Membership

The Audit Committee (the "Committee") shall be a committee to the Board of Directors of the Corporation.

The Committee shall consist of not fewer than three (3) such directors, one of whom shall be the Chairman of the Committee.  Subject to the requirements of applicable law, a majority of the members of the Committee shall be "independent" (as such term is used in National Instrument 52-110 – Audit Committees) who are outside directors, independent of management and free of any relationship which would interfere or appear to interfere with the exercise of independent judgment as Committee members. For clarity, a majority of the members of the Committee may not, other than in their capacity as a member of the Committee, the Board of Directors or any other committee of the Board of Directors, accept any consulting, advisory or other compensatory fee from the Corporation, and may not be an affiliated person of the Corporation or any subsidiary thereof, subject to the requirements of applicable law and the approval by a majority of the Board of Directors.  Subject to the requirements of applicable law, a majority of the members shall be financially literate, as defined in National Instrument 52-110, being able to read and understand financial statements that present a level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer's financial statements.

One member shall have past employment in finance, accounting or any other comparable experience or background providing financial expertise. The Committee composition, including the qualifications of its members, shall comply with the applicable requirements of any stock exchange on which the Corporation may list its securities and of securities regulatory authorities, as such requirements may be amended from time to time.

The Chairman of the Committee and its members shall be elected or appointed annually by the Board of Directors.

2.	Authority

The Committee has the authority to:

(a)	Engage independent counsel and other advisors as it determines necessary to carry out its responsibilities.

(b)	Set and pay the compensation for any advisors employed by the Committee.

(c)	Communicate directly with the external and internal auditors.

(d)	Communicate directly with the management and staff as and when the Committee deems appropriate.

(e)	Determine or direct the training and or professional development of Committee members.

(f)
Conduct or authorize investigations into any matters within the scope of the Committee's responsibilities, with full access to all books, records, facilities and personnel of the Corporation, its auditors and its legal advisors.

3.	Mandate and Responsibilities

The Committee will work closely and cooperatively with such officers and employees of the Corporation, its auditors and/or other appropriate advisors and with access to such information as the Committee considers being necessary or advisable in order to perform its duties and responsibilities, as assigned by the Board of Directors, in the following areas:

4.	Review of Financial Statements, MD&A and Other Financial Materials

Review the annual and interim financial statements and MD&A, as applicable, prior to distribution to shareholders and make specific recommendations to the Board of Directors. As part of this process the Committee should:

(a)	Review the content of the financial statements, MD&A and/or report to shareholders in the context of prevailing and proposed legislation, rules and regulations.

(b)	Review the appropriateness of any changes to the underlying accounting principles and practices.

(c)	Review the appropriateness of estimates, judgments of choice and level of conservatism of accounting principles.

(d)	Review business risks, uncertainties, commitments and contingent liabilities.

5.	Engagement of External Auditors

(a)
The Committee shall recommend to the Board of Directors the appointment of the external auditor for the purpose of preparing or issuing an audit report or performing other audit, review or attest functions. The external auditors shall report directly to the Committee.

(b)
The Committee shall review and approve the engagement letter. As part of this review the Committee reviews and recommends to the Board of Directors for their approval the auditor's fees for the annual audit and interim reviews.  The Committee is responsible for the oversight of the work of the Corporation's auditor for the purpose of preparing or issuing an audit report, interim review report or related work, and the auditor shall report directly to the Committee.

(c)
The Committee shall receive a written statement not less than annually from the external auditor describing in detail all relationships between the auditor and the Corporation that may impact the objectivity and independence of the auditor. The Committee shall review annually with the Board of Directors the independence of the external auditors and either confirm to the Board of Directors that the external auditors are independent or recommend that the Board of Directors take appropriate action to satisfy itself of the external auditor's independence.

(d)	The Committee will take reasonable steps to confirm the independence of the independent auditor, which shall include:

(i)	ensuring receipt from the independent auditor of the written statement referred to above; and

(ii)	considering and discussing with the independent auditor any relationships or services, including non-audit services, that may impact the objectivity and independence of the independent auditor.

(e)	The Committee shall review and pre-approve all non-audit services to be provided to the Corporation by its external auditors.

3.	Review and Discussion with External Auditors

(a)	The Committee shall review with the external auditors and management the annual external audit plans which would include objectives, scope, timing, materiality level and fee estimate.

(b)	The Committee shall request and review an annual report prepared by the external auditors of any significant recommendations to improve internal control and corresponding management responses.

(c)	The Committee shall make specific inquiry of the external auditors relating to:

(i)	Performance of management involved in the preparation of financial statements.

         (ii)           Any restrictions on the scope of audit work.

(iii)	The level of cooperation received in the performance audit.

(iv)	The effectiveness of the work of internal audit.

(v)	Any unresolved material differences of opinion or disputes between management and the external auditors.

(vi)	Any transactions or activities which may be illegal or unethical.

(vii)	Independence of the external auditor including the nature and fees of non-audit services performed by external audit firms and its affiliates.

(d)	The Committee shall resolve disagreements between management and the external auditors regarding financial reporting.

4.	Review and Discussion with Management

(a)	The Committee shall review and assess the adequacy and quality of organization and staffing for accounting and financial responsibilities.

(b)	The Committee shall review with management the annual performance of the external and internal audit.

5.	Review of Other Documents

(a)
The Committee shall ensure all material documents relating to the financial performance, financial position or analysis thereon are reviewed by the Committee or another appropriate committee, as designated by the Board of Directors.  Such documents would include, but not be limited to, interim financial statements, annual meeting materials, annual information form and other continuous disclosure documents containing such financial information.  The Committee may designate the responsibility for review to any two members of the Committee.

(b)
The Committee shall review significant changes in the accounting principles to be observed in the preparation of the accounts of the Corporation or in their application, and in financial disclosure presentation.

6.	Other Responsibilities

(a)	The Board of Directors may from time to time refer to the Committee such matters relating to the financial affairs of the Corporation as the Board of Directors may deem appropriate.

(b)	The Committee must review and approve the Corporation's hiring policies regarding employees and former employees of the present and former auditors of the Corporation.

7.	Meetings and Administrative Matters

(a)	The Committee shall meet at such times as deemed necessary by the Board of Directors or the Committee.

(b)
At all meetings of the Committee every resolution shall be decided by a majority of the votes cast.  In case of an equality of votes, the Chairman of the meeting shall be entitled to a second or casting vote.

(c)
The Chair will preside at all meetings of the Committee, unless the Chair is not present, in which case the members of the Committee that are present will designate from among such members the Chair for purposes of the meeting.

(d)
A quorum for meetings of the Committee will be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee will be the same as those governing the Board unless otherwise determined by the Committee or the Board.

(e)	Meetings of the Committee should be scheduled to take place at least once per year and at such other times as the Chair of the Committee may determine.

(f)	Agendas will be circulated to Committee members along with background information on a timely basis prior to the Committee meetings.

(g)
The Committee may invite such officers, directors and employees of the Corporation as it sees fit from time to time to attend at meetings of the Committee and assist in the discussion and consideration of the matters being considered by the Committee.

(h)	Minutes of the Committee will be recorded and maintained and circulated to directors who are not members of the Committee or otherwise made available at a subsequent meeting of the Board.

(i)
The Committee may retain persons having special expertise and may obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation, as determined by the Committee.

(j)
Any members of the Committee may be removed or replaced at any time by the Board and will cease to be a member of the Committee as soon as such member ceases to be a director.  The Board may fill vacancies on the Committee by appointment from among its members.  If and whenever a vacancy exists on the Committee, the remaining members may exercise all its powers so long as a quorum remains.  Subject to the foregoing, following appointment as a member of the Committee, each member will hold such office until the Committee is reconstituted.

8.	Handling of Complaints

(a)
The Committee shall maintain procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.  These procedures for the receipt, retention and treatment of complaints shall be set out in a separate "whistleblower" policy.

9.	Annual Review

(a)
The Committee shall review and assess the adequacy of its mandate annually, report to the Board of Directors thereon and recommend any proposed changes to the Board of Directors for approval. The Committee shall, if requested by the Chairman of the Board of Directors, perform an annual evaluation of the performance of the Committee and shall report the results of the evaluation to the Chairman of Board of Directors.